FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                        For the month of January, 2005

   (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                         Form 20-F  X     Form 40-F
                                  -----            -----

       (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                 under the Securities Exchange Act of 1934. )

                                 Yes        No  X
                                    -----     -----

  (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

                                      N/A

              China Netcom Group Corporation (Hong Kong) Limited
                   Building C, No. 156, Fuxingmennei Avenue
                               Xicheng District
                              Beijing, 100031 PRC

This Form 6-K consists of:

         A press release on supporting its parent's share subscription agreement with PCCW, made by China Netcom Group Corporation (Hong Kong) Limited ("registrant") in English on January 21, 2005.

                                   SIGNATURE





         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED



                          By  /s/ Zhang Xiaotie
                             -------------------

                          By  /s/ Oliver E Lixin
                             -------------------






                          Name:    Zhang Xiaotie and Oliver E Lixin

                          Title:   Joint Company Secretaries



Date:     January 21, 2005

For Immediate Release

                                                     [GRAPHIC OMITTED]




 China Netcom's board supports parent company's share subscription agreement with PCCW



Hong Kong, January 21, 2005 - China Netcom Group Corporation (Hong Kong) Limited. ("China Netcom" or the "Company") (HKSE: 906, NYSE: CN), a leading telecommunications company in China and the Asia-Pacific region, today announced that the Board gave consent to the Company's ultimate parent company, China Network Communications Group Corporation, in relation to the subscription agreement that it has entered into with PCCW Limited.

Reference is made to the joint announcement made by PCCW Limited ("PCCW") and the Company's ultimate parent company, China Network Communications Group Corporation ("China Netcom Group"), today. It was announced that China Netcom Group has entered into a subscription agreement (the "Subscription Agreement") with PCCW to subscribe for such number of new shares in PCCW representing 20 per cent. of the enlarged issued share capital of PCCW (the "Subscription").

The Board of Directors (the "Board") of China Netcom Group Corporation (Hong
Kong) Limited (the "Company", together with its subsidiaries, the "Group") announces that the Board has given a written consent to China Netcom Group in relation to the Subscription Agreement, under the non-competition agreement between, inter alia, the Company and China Netcom Group dated 6 September 2004 (the "Non-competition Agreement").

The Directors of the Company, including Independent Non-executive Directors, who attended the relevant Board meeting, considered the following factors in giving the consent (1) PCCW currently has no competing business with the Group in mainland China, where the Group primarily operates; (2) only PCCW's international telecommunications businesses which are of a non-bilateral nature compete with the Group and revenues of the Group in this competing area are insubstantial, hence existing competition is not material; (3) PCCW has stated its plan to invest a substantial amount to expand its businesses in mainland China, including value-added telecommunications services; (4) the Subscription Agreement contains provisions whereby China Netcom Group will be notified when PCCW proposes to engage in activities which may compete with the Group so that China Netcom Group will have an opportunity to consult in good faith with PCCW with a view to determining to what extent it would be possible for the proposed activities to be restructured so that it does not constitute such competition; (5) however, as after completion of the Subscription, China Netcom Group will not gain control of PCCW at management or operational level, it is not in a position to dictate decisions made by PCCW to invest or not invest in any new business; and (6) under the Subscription Agreement, China Netcom Group will be granted certain rights giving it the opportunity to discuss with PCCW with respect to future business opportunities within mainland China and also the acquisition of strategic businesses or strategic business opportunities in mainland China that PCCW proposes to dispose of.



About China Netcom:
China Netcom Group Corporation (Hong Kong) Limited ("China Netcom") is a leading fixed-line telecommunications operator in China and a leading international data communications operator in the Asia-Pacific region. Its northern service region in China consists of Beijing Municipality, Tianjin Municipality, Hebei Province, Henan Province, Shandong Province and Liaoning Province. Its southern service region in China consists of Shanghai Municipality and Guangdong Province. China Netcom is the dominant provider of fixed-line telephone services, broadband and other Internet-related services, and business and data communications services in its northern service region in China. China Netcom primarily targets business and residential customers in selected high-density areas in its southern service region in China. China Netcom is also the only telecommunications company in China that operates an extensive network and offers international data services in the Asia-Pacific region.


For further information, please contact:

Mr. Dong Jing
China Netcom Group Corporation (Hong Kong) Limited
Tel: (8610) 6642 9857
Fax: (8610) 6642 9544
Email: dongjing@china-netcom.com